September 7, 2010

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C.  20549

RE:     Entergy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-11299

Dear Mr. Owings:

Following are Entergy's responses to the comments of the Staff of the United States Securities and Exchange Commission set forth in your letter to Mr. J. Wayne Leonard dated August 31, 2010.  For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of Entergy.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.
Please note that we performed concurrent reviews of Entergy Corporation and each of its registrant subsidiaries that were included in this Form 10-K.  In general, we made comments on the disclosures and financial statements of Entergy Corporation even if they also applied to one or more of the registrant subsidiaries.  Please confirm to us that you will apply all comments to the disclosures and the financial statements of each registrant included in your Form 10-K, as applicable.

Response:  Entergy confirms that it will present the future financial statements and disclosures for Entergy Corporation and each of its individual subsidiary registrants in accordance with its responses in this letter, as applicable.

Management’s Financial Discussion and Analysis, page 5

Results of Operations, page 10

2.	In future filings, when you identify intermediate causes of changes in revenues or expenses, please provide your readers with insight into the underlying drivers of those changes.

Response:  In future filings, when Entergy identifies intermediate causes of changes in revenues or expenses, we will provide our readers with relevant insight that we may have into the underlying drivers of those changes.

Liquidity and Capital Resources, page 20

Cash Flow Activity, page 32

3.
In future filings, please better explain the underlying reasons for changes in your cash flows and the variability in your cash flows.  Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

Response:  In future filings, we will endeavor to better explain the underlying reasons for changes and variability in Entergy's cash flows, and we will not merely recite the information presented on the face of the cash flow statement.

New Accounting Pronouncements, page 54

4.
Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009.  As a result, all non-SEC accounting and financial reporting standards have been superseded.  In future filings, please revise any references to accounting standards accordingly, here and throughout your document.

Response:  Entergy is aware that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009.  We advise the Staff that the New Accounting Pronouncements sections of Management's Discussion and Analysis and Note 1 in the 2009 Form 10-K are the only places where we would have intentionally used a pre-FASB Accounting Standards Codification title for an accounting pronouncement, and we did so only as a naming device for the issued pronouncement that we were describing.  We did not intend the reference as a citation of authority.  In future filings we will use the FASB Accounting Standards Update title when discussing new accounting pronouncements.

Entergy Corporation and Subsidiaries Selected Financial Data, page 55

5.
We note that your presentation of long-term obligations includes preferred stock with sinking fund.  We assume that you no longer have outstanding any preferred stock with sinking fund.  If our assumption is correct, please revise footnote one to this table to clarify the periods that were impacted by preferred stock with sinking fund.  If our assumption is incorrect, please tell us how you determined that no disclosures on this preferred stock and related sinking fund were necessary within your financial statements and related footnotes.

Response:  The Staff’s assumption is correct; Entergy’s subsidiaries no longer have outstanding any preferred stock with sinking fund, and have not had any outstanding as of the balance sheet date since 2006.  For the periods presented in the Selected Financial Data, Entergy Gulf States, Inc. (predecessor to Entergy Gulf States Louisiana) had $10.5 million outstanding at December 31, 2006 and $13.95 million outstanding at December 31, 2005.  In its 2010 Form 10-K, Entergy will revise the description in footnote (1) to the Selected Financial Data table to say “includes preferred stock with sinking fund in 2006” (Note that 2005 will no longer be in the table in the 2010 Form 10-K).

6.
Please tell us how you considered disclosing your subsidiaries’ preferred stock without sinking fund.  In this regard, Instruction 2 to Item 301 of Regulation S-K indicates that you should disclose a total for long-term obligations and redeemable preferred stock, as redeemable preferred stock is defined in Rule 5-02.27(a) of Regulation S-X.  As note 1 to your financial statements indicates that Entergy Arkansas, Entergy Mississippi, Entergy New Orleans and Entergy Asset Management have preferred stock whose redemption is outside of your control, it appears that these amounts should be included in the total for long-term obligations and redeemable preferred stock.  Please advise.

Response:   Entergy unintentionally did not include the preferred stock issued by Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Asset Management in the total for long-term obligations in the Selected Financial Data.  We will include it in future filings for Entergy Corporation and its registrant subsidiaries, as applicable.  Below is a comparison of the totals had we included the preferred stock issued by Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Asset Management in the total for long-term obligations in Entergy Corporation's Selected Financial Data in the 2009 Form 10-K:

	2009	2008	2007	2006	2005
	(In Thousands)

Long-term obligations, as reported	$11,059,971	$11,517,382	$9,948,573	$8,996,620	$9,013,448
Long-term obligations, including the preferred stock discussed above	$11,277,314	$11,734,411	$10,165,735	$9,194,206	$9,211,595
Difference	$217,343	$217,029	$217,162	$197,586	$198,147
Percentage difference	2.0%	1.9%	2.2%	2.2%	2.2%

Entergy Corporation and Subsidiaries Financial Statements for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 56

7.
The current audit report states the accounting firm’s name but does not include a conformed signature.  Please confirm to us that you received a signed report from your auditors.  Please ensure that audit reports included in future filings include a conformed signature.  Refer to Rule 302 of Regulation S-T.  Please apply this comment to each report on financial statements and internal control over financial reporting included in your document and the consent on page 487.

Response:   Entergy confirms that it received signed audit reports and consents from its auditors.  Entergy will include conformed signatures with the audit reports and consents included in its future filings.

Consolidated Statements of Retained Earnings, Comprehensive Income, and Paid-In Capital, page 62

8.
We note your Statements of Retained Earnings, Comprehensive Income, and Paid-In Capital.  We also note your disclosures concerning preferred equity in Note 6 and your disclosures concerning treasury stock in Note 7.  Please provide us with your analysis of how these and any other relevant disclosures meet the requirements of ASC 810-10-50-1A(c).  Specifically, tell us how you have disclosed a reconciliation of the beginning and ending balances for total equity, equity attributable to the parent, and equity attributable to the noncontrolling interest.

Response:   Equity attributable to the noncontrolling interest for Entergy consists of the preferred stock issued by its subsidiaries.  This preferred equity represents $311 million, or 3%, of Entergy’s total equity of $8.924 billion as of December 31, 2009.  Entergy has not provided a formal reconciliation of the balance of this preferred equity because it is not affected by net income, dividends, or comprehensive income, and is typically only affected by issuances or redemptions.  Entergy had a minimal amount of issuance and redemption activity in the 2007-2009 period, and the preferred equity balances changed very little during those periods.  In future filings, in order to make this activity, or the lack thereof as the case may be, more transparent for our readers, Entergy will provide a formal reconciliation of the preferred equity balances in the preferred equity footnote.

Due to the nature of Entergy’s noncontrolling interest, the reconciliations of all of the significant common equity line items that Entergy provides in the Statements of Retained Earnings, Comprehensive Income, and Paid-In Capital and in Note 7 represent reconciliations of the activity affecting both total equity and equity attributable to Entergy Corporation, in accordance with ASC 810-10-50-1A(c).  After considering the Staff’s comment, Entergy believes that it would be helpful to its investors if it disclosed in its "Presentation of Non-Controlling Interests" section of Note 1 its method of presenting these reconciliations, and in future filings we will do so.  In future filings Entergy will also include, in the common equity footnote, a formal reconciliation of the activity in the "Common stock" line, which typically has a very minimal effect on the equity balances.

Note 2.  Rate and Regulatory Matters, page 73

Retail Rate Proceedings, page 85

9.
We note the disclosures here and throughout your filing concerning your base rate filings with various state level regulators, including that some of these rates are subject to refund.  Please tell us your accounting policy for revenue recognition when you have a pending rate case, and tell us how you considered disclosing this policy to your investors.  Also quantify for us the revenue subject to refund that was recorded as revenue in Entergy Corporation’s financial statements for each year presented, and tell us how you considered disclosing this total amount of revenue at risk to assist your investors in more easily understanding the several pages of detail contained in this footnote.

Response:  As further described below, Entergy advises the Staff that:

•	Entergy will expand its revenue recognition accounting policy disclosure in future filings to include its accounting policy for recording revenues for rates implemented subject to refund.
•
Entergy believes that the Form 10-K includes disclosure of base rates implemented subject to refund that provides investors with information about recorded revenues subject to risk.  Entergy will provide supplemental information in future filings, however, to assist investors in better understanding recorded revenues for implemented base rates subject to refund.

•	Entergy will continue to comply with ASC 450 in disclosing material loss contingencies associated with revenues subject to refund, when applicable.

As disclosed in Note 1 in “Revenues and Fuel Costs,” Entergy recognizes revenue from electric power and natural gas sales when power or gas is delivered to customers.  Those sales are based upon usage and the rate in effect at that time, which may be a rate subject to future or final evaluation by Entergy’s regulators, or "subject to refund."

When rates are implemented subject to refund, or in connection with each company’s quarterly closing of its financial statements, Entergy performs a probability assessment in accordance with ASC 980-405-25-1(a), 980-605-30-2, and 450-20-25-2 to determine whether those revenues are probable of being refunded back to customers and therefore require the recording of a provision for loss in the financial statements.  Entergy’s evaluation includes, among other things, the testimony filed in the case at that point in time, reactions from rate regulators or intervenors in the case, including their past treatment of certain costs included in the rate filing, the status of any settlement discussions, and interim orders issued by the rate regulators or the administrative law judge assigned to the case.  In future filings, Entergy will enhance its disclosure of its revenue recognition accounting policy with additional language substantially in the form that follows:

Entergy records revenue from sales under rates implemented subject to refund less estimated amounts reserved for rates implemented subject to refund when Entergy believes it is probable that revenues will be refunded to customers based upon the status of the rate case as of the date the financial statements are prepared.

Entergy believes that it has provided investors with information regarding potential revenue at risk.  For example, page 87 of the 2009 Form 10-K provides the dollar amount and timing of an Entergy Texas, Inc. rate increase subject to refund that would allow the investor to estimate revenues potentially at risk.  Comparable disclosure for other Entergy companies is also included in the 2009 Form 10-K.  Entergy acknowledges, however, that, particularly in instances where base rates are implemented subject to refund and the resolution of the cases extends over multiple years, or where there are multiple cases open for one company at a point in time, such as is the case for Entergy Gulf States Louisiana and Entergy Louisiana as described on Form 10-K pages 88 and 89, it may be more difficult for a reader to quantify the potential risk to revenues recorded.  In future filings, Entergy will disclose a summary of each company’s total implemented base rates subject to refund for the period presented, to the extent that those amounts are not more transparent.  For example, summary disclosure of the total base rates implemented subject to refund for EGSL and ELL would be added in future filings.

Entergy has quantified the revenues recorded for base retail rates implemented subject to refund during the periods presented.  The only Entergy companies with more than immaterial revenues recorded for base rates implemented subject to refund for the periods presented were Entergy Gulf States Louisiana and Entergy Louisiana.  The amounts of revenues recorded for implemented base rates subject to refund for the years ended December 31, 2009, 2008 and 2007, respectively, were $7.4 million, ($2.1) million for a base rate decrease implemented subject to refund, and $1.0 million for Entergy Gulf States Louisiana and $0.4 million, $16.9 million and $122.4 million for Entergy Louisiana.  Entergy Texas implemented rates subject to refund in January 2009 that were approved in March 2009.  Therefore, the reported revenues for implemented base rates subject to refund for the year ended December 31, 2009 were zero because the rates were no longer subject to refund at the end of the reporting period.  Rates implemented subject to refund are also discussed in the 2009 Entergy Texas rate case discussion, but as the discussion states those rates were not implemented until May 2010.

Note 3.  Income Taxes, page 95

10.
In your table showing the significant components of accumulated deferred income taxes on page 99, we note a line item called general contingencies reserve.  Please explain to us what this item is and why you feel it is appropriate under GAAP to have a general contingency reserve.

Response:   Entergy’s financial statements include accruals recorded in accordance with GAAP for liabilities, such as environmental liabilities, post-employment benefits other than pensions, and regulatory liabilities or accruals for collections in advance from customers for storm damage costs, that are not deductible under Internal Revenue Code section 461 as of the balance sheet date.  For income tax reporting purposes these non-deductible accruals have been classified as reserves.  Pursuant to ASC 740 these items represent temporary differences and Entergy records deferred tax assets for them because these items will eventually be deductible for income tax purposes when the requirements of Internal Revenue Code section 461 are met.  In future filings, Entergy will not continue to characterize these items as “General contingencies reserve” and will use other terms as appropriate in the circumstances.  For example, post-employment benefits other than pensions will typically make up the majority of the items included in this line item, and in future filings if the amounts involved are similar to the past Entergy will likely include them in the line with "Pension-related items" with an appropriate description, such as “Pension and other post-employment benefits.”  The remainder of the items that were in the "General contingencies reserve" line item would then likely fall below the threshold requiring individual disclosure, and in that case will be included in "Other."

Note 20.  Quarterly Financial Data, page 191

11.	With reference to Item 302(a)(1) of Regulation S-K, please explain to us how your current disclosures present both net income and net income attributable to the registrant for Entergy Corporation.

Response:  Entergy should have presented consolidated net income in Note 20 and unintentionally did not do so.  The amounts disclosed in Note 20 represent net income attributable to Entergy Corporation.  We will present both consolidated net income and net income attributable to Entergy Corporation in future filings.  Entergy supplementally advises the Staff that this presentation for Entergy Corporation if made in the 2009 Form 10-K would have appeared as follows (we are not repeating here the parts of the presentation for operating revenues and operating income that will not change, and we confirm that similar changes will also be made for our other registrants, as applicable):

	Consolidated Net Income	Net Income Attributable to Entergy Corporation
	(In Thousands)
2009:
First Quarter	$240,333	$235,335
Second Quarter	$231,811	$226,813
Third Quarter	$460,167	$455,169
Fourth Quarter	$318,739	$313,775

2008:
First Quarter	$313,747	$308,749
Second Quarter	$275,929	$270,954
Third Quarter	$475,287	$470,289
Fourth Quarter	$175,572	$170,574

System Energy Resources, Inc. Management’s Discussion and Analysis, page 382

12.
We note from your balance sheet on page 392 that you have an asset called property under capital lease.  Please explain to us where you have included the corresponding obligations under capital leases in your contractual obligations table on page 384 or how you determined that these contractual obligations did not qualify for inclusion in this table.

Response:   For System Energy Resources “property under capital lease” represents the portion of the Grand Gulf power plant that System Energy sold and leased back in 1988, as described in Note 10 to the financial statements.  As disclosed in Note 5 to the financial statements, in accordance with GAAP the obligation associated with this sale-leaseback is included in long-term debt on the balance sheet and likewise is included in long-term debt in the contractual obligations table.
* * * * * * * * * * * * * * * * * * * * * * * * * * * *

In making this response, Entergy acknowledges that:

•	Entergy is responsible for the adequacy and accuracy of the disclosure in Entergy's 2009 Form 10-K;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Entergy's 2009 Form 10-K; and
•	Entergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of Entergy's responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (504) 576-2517 or Paul Ory at (504) 576-4482.

Sincerely,

                           /s/ Theodore H. Bunting, Jr.
Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer

Cc:    J. Wayne Leonard
Leo P. Denault
Steven V. Wilkinson
Paul J. Ory